Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

NTK HOLDINGS, INC. AND NORTEK, INC. ANNOUNCE

COMPREHENSIVE RESTRUCTURING PLAN

*ENTERS INTO RESTRUCTURING AND LOCKUP AGREEMENT
WITH SUBSTANTIAL PERCENTAGES OF BOND HOLDERS*

EXPECTS TO LAUNCH FORMAL SOLICITATION OF BOND HOLDERS

BUSINESS OPERATIONS WILL CONTINUE AS USUAL

_____

PROVIDENCE, RI, September 3, 2009—**NTK Holdings, Inc.** ("**NTK Holdings**"),
and **Nortek, Inc.** ("**Nortek**" and collectively with NTK Holdings, the "Company"),
today announced that the Company has entered into a Restructuring and Lockup
Agreement with a substantial portion of its bond holders to effectuate a
comprehensive restructuring of the Company's debt (the "Agreement"). When
concluded, the Agreement will eliminate approximately $1.3 billion in total
indebtedness, providing considerable financial strength and flexibility to the
Company's balance sheet.

- m o r e -

Richard L. Bready, Chairman and Chief Executive Officer, said, "This transaction will immediately rebuild **Nortek's** financial strength, providing us the flexibility for growth and a solid foundation for long-term stability."

Under terms of the Agreement, holders of **Nortek's** 8 ½% Senior Subordinated Notes due 2014 ("8 ½% Notes") will exchange their debt for substantially all of the equity of the Company. Holders of **NTK Holdings'** 10 ¾% Senior Discount Notes due 2014 ("10 ¾% Notes"), **Nortek's** 9 7/8% Series A and Series B Senior Subordinated Notes due 2011, and the lenders under **NTK Holdings'** Senior Unsecured Loan Agreement will also exchange their debt for equity in the Company. In addition, under the Agreement, the indebtedness under **Nortek's** 10% Senior Secured Notes due 2013 ("10% Notes") will either be modified and receive some portion of the equity of the Company, or reinstated. In either case, the original principal amount of the 10% Notes of $750 million will remain outstanding.

The Company has entered into the Agreement with certain holders of, in aggregate, at least 66-2/3% of the outstanding principal amount of the 8 ½% Notes, as well as a substantial portion of the outstanding amount of the 10 ¾% Notes and 10% Notes. The Company expects to launch a formal process to solicit consent for the restructuring from the remaining holders of its debt in the upcoming weeks. Under the terms of the Agreement, the Company intends to implement its financial restructuring through a pre-packaged Chapter 11 filing to be initiated following the conclusion of the solicitation period.

As part of the Agreement, the Company has entered into a forbearance agreement for the $26.5 million semi-annual interest payment due September 1, 2009 on the 8 ½% Notes. The Company's operating subsidiaries remain well supported with cash on hand in excess of $170 million as of August 31, 2009. In addition, the Company has excess availability under its asset-based lending facility.

Mr. Bready added, "To date, we have made great progress in these discussions with our debt holders. As this process continues, we remain focused on providing our customers with quality products and on-time deliveries. Throughout this period, it is our intention that trade creditors, suppliers and employees will continue to receive all amounts owed to them in the ordinary course of business. In addition, the Agreement provides that allowed claims of trade creditors, suppliers and employees will be paid in full."

The Agreement between the Company and its debt holders follows an announcement on June 17, 2009 by the Company that it had retained the Blackstone Group and Weil, Gotshal & Manges to analyze its capital structure. The Company has said it will provide further updates on the process as new information warrants.

NTK Holdings*, the parent company of **Nortek Holdings*** and **Nortek***, is a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products. **NTK Holdings** and **Nortek** offer a broad array of products including: range hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums, heating and air conditioning systems, and home technology offerings, including audio, video, access control, security and other products.

**As used herein, the terms "NTK Holdings," "Nortek Holdings" or "Nortek" refers to NTK Holdings, Inc., together with its subsidiaries, unless the context indicates otherwise. These terms are used for convenience only and are not intended as a precise description of any of the separate corporations, each of which manages its own affairs.*

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this discussion and throughout this document, words, such as "intends", "plans", "estimates", "believes", "anticipates" and "expects" or similar expressions are intended to identify forward-looking statements. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties, over which it has no control, that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual future activities and operating results to differ include the availability and cost of certain raw materials, (including, among others, steel, copper, packaging materials, plastics and aluminum) and purchased components, the level of domestic and foreign construction and remodeling activity affecting residential and commercial markets, interest rates, employment, inflation, foreign currency fluctuations, consumer spending levels, exposure to foreign economies, the rate of sales growth, price, product and warranty liability claims, any amendments to the Plan of Reorganization, whether or not the Plan of Reorganization is confirmed by the bankruptcy court, and whether or not the Company and its domestic subsidiaries conclude their chapter 11 cases in the anticipated timeframe or at all. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to Nortek or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Readers are also urged to carefully review and consider the various disclosures made by Nortek, herein, as well as its periodic reports on Forms 10-K, 10-Q and 8-K, filed with the Securities and Exchange Commission.

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